NO ACT

PE
12-30-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

December 30, 2009

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 12-30-09

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Re: General Electric Company
Incoming letter dated November 30, 2009

Dear Mr. Mueller:

This is in response to your letter dated November 30, 2009 concerning the shareholder proposals submitted to GE by Frederick S. Leber and Trowel Trades S&P 500 Index Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Frederick S. Leber

FISMA & OMB Memorandum M-07-16

Trowel Trades S&P 500 Index Fund
c/o Jake McIntyre
Assistant to the Secretary Treasurer
International Union of Bricklayers
620 F St. NW
Floor 9
Washington, DC 20004

December 30, 2009

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: General Electric Company
Incoming letter dated November 30, 2009

The first proposal seeks to separate the roles of the chairman and the chief executive officer.

The second proposal urges the board to amend the bylaws to require that an independent director, as defined by the rules of the New York Stock Exchange, be its chairman.

There appears to be some basis for your view that GE may exclude the first and second proposals under rule 14a-8(i)(11), as substantially duplicative of a previously submitted proposal that will be included in GE's 2010 proxy materials. Accordingly, we will not recommend enforcement action to the Commission if GE omits the first and second proposals from its proxy materials in reliance on rule 14a-8(i)(11). In reaching this position, we have not found it necessary to address the alternative basis for omission of the first proposal upon which GE relies.

Sincerely,

Rose A. Zukin
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

GIBSON, DUNN & CRUTCHER LLP
LAWYERS
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com
rmueller@gibsondunn.com

November 30, 2009

Direct Dial
(202) 955-8671
Fax No.
(202) 530-9569

Client No.
C 32016-00092

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *General Electric Company*
Shareowner Proposals of Frederick Leber and Trowel Trades S&P 500 Index Fund
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, General Electric Company (the "Company"), intends to omit from its proxy statement and form of proxy for its 2010 Annual Meeting of Shareowners (collectively, the "2010 Proxy Materials") two shareowner proposals and statements in support thereof that substantially duplicate an earlier received proposal that the Company intends to include in its 2010 Proxy Materials. On October 22, 2009, the Company received a shareowner proposal from Helen Quirini for inclusion in the 2010 Proxy Materials (the "First Proposal"). Subsequently, on October 28, 2009, the Company received a shareowner proposal submitted by Frederick Leber, custodian for Clint V. Leber (the "Second Proposal") and, on November 3, 2009, the Company received a shareowner proposal submitted by the Trowel Trades S&P 500 Index Fund (the "Third Proposal," and collectively with the First Proposal and Second Proposal, the "Proposals").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2010 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to Frederick Leber, custodian for Clint V. Leber, and the Trowel Trades S&P 500 Index Fund (each a "Proponent," and collectively the "Proponents").

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareowner proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponents that if either elects to submit additional correspondence to the Commission or the Staff with respect to the Proposals, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSALS

The First Proposal states in relevant part:

> Resolved: The shareholders request our board of directors to adopt a policy that, whenever possible, the chairman of the board of directors shall be an independent director (by the standards of the New York Stock Exchange), who has not previously served as an executive officer of the Company.

A copy of the First Proposal and related correspondence is attached to this letter as Exhibit A.

The Second Proposal states:

> Resolved: That the Board of Directors take the actions necessary to separate the roles of the Chairman and the CEO. Effective with the 2011 election of Directors the Chairman will be elected annually by the Board from the ranks of its independent Directors. This practice will continue until 2015 when the Board will evaluate the organizational structure and may vote to return to having a combined Chairman/CEO.

A copy of the Second Proposal is attached to this letter as Exhibit B.

The Third Proposal states in relevant part:

> RESOLVED: The shareholders of General Electric Company ("Company") urge the Board of Directors to amend the Company's by laws, effective upon the expiration of current employment contracts, to require that an independent director–as defined by the rules of the New York Stock exchange ("NYSE")–be its Chairman of the Board of Directors.

A copy of the Third Proposal is attached to this letter as Exhibit C.

BASES FOR EXCLUSION

The Second and Third Proposal may properly be excluded from the 2010 Proxy Materials pursuant to Rule 14a-8(i)(11) because they substantially duplicate the First Proposal, which the Company will include in the 2010 Proxy Materials.

In addition, we believe that the Second Proposal may properly be excluded from the 2010 Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent failed to provide the requisite proof of continuous stock ownership in response to the Company's proper request for that information.

ANALYSIS

I. The Second Proposal And Third Proposal May Be Excluded Under Rule 14a-8(i)(11) Because Each Is Substantially Duplicative Of The First Proposal.

The principal thrust or focus of each Proposal is appointment of an independent Board chair. Thus, the Second Proposal and the Third Proposal are substantially duplicative of the previously submitted First Proposal and may be excluded under Rule 14a-8(i)(11).

Rule 14a-8(i)(11) provides that a company may omit a proposal if it "substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." The Commission has stated that Rule 14a-8(i)(11) was adopted, in part, "to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." *See* Exchange Act Release No. 12999 (Nov. 22, 1976).

The test for substantially duplicative proposals is whether the core issues to be addressed by the proposals are substantially the same. Proposals need not be identical to be excludable under Rule 14a-8(i)(11). Instead, the Staff has consistently taken the position that proposals that have the same "principal thrust" or "principal focus" may be substantially duplicative even where such proposals differ as to terms and scope. *See generally Wells Fargo & Co.* (avail. Jan. 17, 2008) (concurring in the exclusion of a substantially duplicate shareowner proposal because it had the same principal thrust or focus as an earlier received proposal); *Sara Lee Corp.* (avail. Aug. 18, 2006) (concurring with the exclusion of the later received of two shareowner proposals because they had the same principal thrust).

Here, the Proposals have the same principal thrust and focus in that the purpose of all three is to cause the Company to have an independent director serve as the Chairman of the Board. The Staff has concurred with the exclusion of shareowner proposals under Rule 14a-8(i)(11) in similar contexts where two or more proposals have focused on the requirement that the board's chairman be an independent director. *See, e.g.*, *Wells Fargo & Co.* (avail Jan. 7, 2009); *Wells Fargo & Co.* (avail. Jan. 17, 2008); *Sara Lee Corp.* (avail. Aug. 18, 2006); *General Motors, Corp.* (avail. Apr. 3, 2006); *Time Warner, Inc.* (avail. Mar. 2, 2006); *Weyerhaeuser Co.* (avail. Jan. 18, 2006); *Comcast* (avail. Mar. 22, 2005).

Notably, the Staff has previously concurred with exclusion under Rule 14a-8(i)(11) when the two proposals at issue were virtually identical to those received by the Company. In *Sara Lee Corp.* (avail. Aug. 18, 2006), one proposal requested both that the roles the chairman and chief executive officers be separated and that the chairman be an independent director who has not served as an executive officer. The other proposal requested only that the board's chair be an independent director who had not previously served as an executive officer, without specifically mentioning the role of chief executive offer. Although the two proposals differed in that one made a specific reference to the separation of the chairman and chief executive officer roles, the Staff concurred that the later received proposal was excludable under Rule 14a-8(i)(11) as substantially duplicative of the earlier received proposal. Similarly, in *Sempra Energy* (avail. Jan. 23, 2004), the company received a proposal that recommended that an independent director who was not an executive officer of the company serve as its board chairman. A subsequent proposal called for the company to elect a board chairman who was an independent director and not the company's chief executive officer. The Staff concurred that the later received proposal was excludable under Rule 14a-8(i)(11) as substantially duplicative of the earlier received proposal.

Each of the Proposals concerns, as its core issue, the independence of the Chairman of the Company's Board of Directors. The First Proposal, received on October 22, 2009, requests that "the chairman of the board of directors shall be an independent director (by the standards of the New York Stock Exchange), who has not previously served as an executive officer of the Company." The Second Proposal, received on October 28, 2009, requests that "the Board of Directors take the actions necessary to separate the roles of the Chairman and the CEO" and to elect a chairman "from the ranks of its independent Directors." The Third Proposal, received on November 3, 2009, requests that the Board of Directors amend the Company's bylaws "to require that an independent director–as defined by the rules of the New York Stock exchange ("NYSE")–be its Chairman of the Board of Directors." Like the proposals considered in *Sara Lee* and *Sempra Energy*, one of the Proposals at issue here, the Second Proposal, makes a specific reference to separating the roles of the Chairman and the Chief Executive Officer as part of the process in naming an independent Board chair, while the others do not. This difference, however, is immaterial to the core thrust of the Proposals, and, as the Staff determined in *Sara Lee* and *Sempra Energy*, this difference should not prevent exclusion of the Second and Third Proposals as substantially duplicative.

Further, the Staff has consistently concurred that proposals which possess the same core issues or have the same "principal thrust" or "principal focus" may be substantially duplicative for purposes of Rule 14a-8(i)(11) notwithstanding differences in implementation methodology between the proposals. *See, e.g., Qwest Communications International Inc.* (avail. Mar. 8, 2006) (concurring with the exclusion of a proposal requesting that the company amend a specific provision in its bylaws as substantially duplicative of a proposal requesting that the company make a similar change to its "governing documents"); *Metromedia International Group, Inc.* (avail. Mar. 27, 2001) (concurring with the exclusion of a proposal requesting an amendment to the company's bylaws to allow shareholders holding at least 1,500,000 shares to call special meetings as substantially duplicative of a proposal requesting an amendment to the articles of incorporation that would give all shareholders the ability to call a special meeting).

Notably, the Staff has previously concurred with exclusion under Rule 14a-8(i)(11) when the proposals at issue contained the same principal thrust but contained differences in the timing of implementation. In *Bank of America Corp.* (avail. Feb. 14, 2006), the Staff concurred that a proposal requesting that the company make semi-annual reports relating to political contributions was substantially duplicative of a proposal requesting annuals report of the same nature. *See also, Lehman Brothers Holdings Inc.* (avail. Jan. 12, 2007) (concurring with exclusion of a proposal requesting that the company make annual reports of political contributions as substantially duplicative of a proposal requesting semi-annual reports of the same nature). Similar to *Bank of America Corp.* and *Lehman Brothers*, the Proposals at issue here share the same principal focus but have a procedural difference relating to the timing of implementation. Here, the Second Proposal applies specifically to the period between the 2011 election and the year 2015, while the First Proposal and Third Proposal do not specify the timing of implementation. Ultimately, however, the principal thrust is the same. Accordingly, and consistent with past precedent, the Company may properly omit the Second Proposal and Third Proposal from its 2010 Proxy Materials because they substantially duplicate the First Proposal, which the Company will include in its 2010 Proxy Materials.

For these reasons the Second Proposal and the Third Proposal are properly excludable under Rule 14a-8(i)(11) because they substantially duplicate the First Proposal.

II. The Second Proposal May Be Excluded Under Rule 14a-8(b) And Rule 14a-8(f)(1) Because The Proponent Failed To Establish The Requisite Eligibility To Submit The Proposal.

A. Background

The Proponent submitted the Second Proposal to the Company in a letter dated October 26, 2009, which the Company received on October 28, 2009. *See* Exhibit B. The Company reviewed its stock records, which did not indicate that the Proponent was the record owner of sufficient shares to satisfy the ownership requirements of Rule 14a-8(b). In addition, the Proponent did not provide sufficient evidence with the Second Proposal to satisfy the requirements of Rule 14a-8(b).

Accordingly, the Company sought verification from the Proponent of his eligibility to submit the Second Proposal. On November 3, 2009, which was within 14 calendar days of the Company's receipt of the Second Proposal, the Company sent a letter via overnight mail notifying the Proponent of the requirements of Rule 14a-8 and how the Proponent could cure the procedural deficiency; specifically, that a shareowner must satisfy the ownership requirements under Rule 14a-8(b) (the "Deficiency Notice"). A copy of the Deficiency Notice is attached hereto as Exhibit D. In addition, the Company attached to the Deficiency Notice a copy of Rule 14a-8. The Deficiency Notice stated that the Proponent must submit sufficient proof of ownership of Company shares, and further stated:

> As explained in Rule 14a-8(b), sufficient proof may be in the form of:
>
> - a written statement from the "record" holder of the Proponent's shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted, the Proponent continuously held the requisite number of Company shares for at least one year; or
>
> - if the Proponent has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the Proponent's ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the Proponent continuously held the requisite number of Company shares for the one-year period.

Federal Express records confirm delivery of the Deficiency Notice at 1:50 p.m. on November 4, 2009. *See* Exhibit E.

The Proponent responded in a letter dated November 5, 2009 (the "Proponent's Response"). The Proponent's Response attached two account statements from TD Ameritrade: one for the period from November 1, 2008 through November 30, 2008 listing ownership of 373 shares of Company common stock, and one for the period from October 1, 2009 through October 31, 2009 listing ownership of 453 shares of Company common stock (the "Investment Statements"). A copy of the Proponent's Response is attached hereto as Exhibit F.

B. Analysis

The Company may exclude the Second Proposal under Rule 14a-8(f)(1) because the Proponent did not substantiate his eligibility to submit the Second Proposal under Rule 14a-8(b). Rule 14a-8(f) provides that a company may exclude a shareowner proposal if the proponent fails to provide evidence of eligibility under Rule 14a-8, including the beneficial ownership requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the problem and the proponent fails to correct the deficiency within the required time. The Company satisfied its obligation under Rule 14a-8 by transmitting to the Proponent in a timely manner the Deficiency Notice, which stated:

- the ownership requirements of Rule 14a-8(b);
- according to the Company's stock records, the Proponent was not a record owner of sufficient shares;
- the type of statement or documentation necessary to demonstrate beneficial ownership under Rule 14a-8(b);
- that the Proponent's response had to be postmarked or transmitted electronically no later than 14 calendar days from the date the Proponent received the Deficiency Notice; and
- that a copy of the shareowner proposal rules set forth in Rule 14a-8 was enclosed.

On numerous occasions the Staff has taken a no-action position concerning a company's omission of shareowner proposals based on a proponent's failure to provide satisfactory evidence of eligibility under Rule 14a-8(b) and Rule 14a-8(f)(1). *See Moody's Corp.* (avail. Mar. 7, 2002) (concurring in the exclusion of a shareowner proposal under Rule 14a-8(b) and Rule 14a-8(f) where the proponent failed to established that he held the requisite number of company shares without interruption for a full year prior to the date the proposal was submitted). *See also, e.g., Time Warner Inc.* (avail. Feb. 19, 2009) (concurring in the exclusion of a shareowner proposal under Rule 14a-8(b) and Rule 14a-8(f) and noting that "the proponent appears to have failed to supply, within 14 days of receipt of Time Warner's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period required by Rule 14a-8(b)"); *Alcoa Inc.* (avail. Feb. 18, 2009); *Qwest Communications International, Inc.* (avail. Feb. 28, 2008); *Occidental Petroleum Corp.* (avail. Nov. 21, 2007); *General Motors Corp.* (avail. Apr. 5, 2007); *Yahoo, Inc.* (avail. Mar. 29, 2007); *CSK Auto Corp.* (avail. Jan. 29, 2007); *Motorola, Inc.* (avail. Jan. 10, 2005), *Johnson & Johnson* (avail. Jan. 3, 2005); *Agilent Technologies* (avail. Nov. 19, 2004); *Intel Corp.* (avail. Jan. 29, 2004).

In this instance, the Proponent's Response fails to respond to the deficiency identified in the Deficiency Notice. Specifically, the Investment Statements fail to provide documentary support in one of the forms specified in the Deficiency Notice that demonstrates that the Proponent continuously owned the requisite number of the Company's securities entitled to be voted on the Second Proposal for at least one year as of the date the Second Proposal was submitted to the Company (October 28, 2009). Rather, the Investment Statements merely show the Proponent's account information for the months of November 2008 and October 2009. Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14") clarifies that a shareowner's "monthly, quarterly or other periodic investment statements [do not] demonstrate sufficiently continuous ownership of the securities." Rather, "[a shareowner] must submit an affirmative written statement from the record holder of his or her securities that specifically verifies that the [shareowner] owned the securities *continuously* for a period of one year as of the time of submitting the proposal." The Staff has consistently taken a no-action position based on the insufficiency of fixed-dated account records in proving that a proponent has met the ownership requirements of Rule 14a-8(b). *See IDACORP, Inc.* (avail. Mar. 5, 2008) (noting that despite the proponents' submission of monthly account statements, the proponents had "failed to supply . . . documentary support sufficiently evidencing that they satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b)"). *See also General Electric Co.* (avail. Dec. 19, 2008); *General Motors Corp.* (avail. Apr. 5, 2007); *EDAC Technologies Corp.* (avail. Mar. 28, 2007); *Sempra Energy* (avail. Dec. 23, 2004); *Duke Realty Corp.* (*SEIU*) (avail. Feb. 7, 2002). Just as in these no-action letters, the Investment Statements submitted by the Proponent only show the Proponent's account information as of a fixed-date, and thus do not sufficiently demonstrate that the Proponent has met the continuous ownership requirements of Rule 14a-8(b).

Moreover, the Proponent's Response fails to include a statement from the record holder that the Company shares were continuously held for at least one year preceding the Proponent's submission of the Second Proposal to the Company. The Staff previously has concurred with the exclusion of shareowner proposals because of a record holder's failure to make this claim. *See General Motors Corp.* (avail. Apr. 3, 2001) (noting that "while it appears that the proponent did provide some indication that he owned shares, it appears that he has not provided a statement from the record holder evidencing documentary support of continuous beneficial ownership of $2,000, or 1%, in market value of voting securities, for at least one year prior to the submission of the proposal"). *See also International Business Machines Corp.* (avail. Feb. 18, 2003); *Exxon Mobil Corp.* (avail. Oct. 9, 2002); *USEC Inc.* (avail. Jul. 19, 2002). Accordingly, the Proponent's Response is insufficient as evidence that the Proponent has met the minimum ownership requirements of Rule 14a-8(b) because it fails to show continuous ownership of the requisite number of the Company's securities for one year as of the date the Second Proposal was submitted and fails to include a statement from the record holder to that effect.

Accordingly, we ask that the Staff concur that the Company may exclude the Second Proposal under Rule 14a-8(b) and Rule 14a-8(f)(1).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposals from its 2010 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 995-8671, or Craig T. Beazer, the Company's Counsel, Corporate & Securities, at (203) 373-2465.

Sincerely,

Ronald O. Mueller

ROM/acp
Enclosures

cc: Craig T. Beazer, General Electric Company
Frederick Leber
Cheryl Derezinsky, Trowel Trades S&P 500 Index Fund

100758942_7.DOC

Exhibit A

Helen Quirini

FISMA & OMB Memorandum M-07-16

RECEIVED
OCT 22 2009
B. B. DENNISTON III

Mr. Jeffrey Immelt
Chairman
General Electric Company (GE)
3135 Easton Turnpike
Fairfield, CT 06828

Rule 14a-8 Proposal

Dear Mr. Immelt,

My attached Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. My proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including my continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of my proposal at the annual meeting.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly.

Sincerely,

Helen Quirini
Helen Quirini

10/21/09
Date

cc: Brackett B. Denniston III
Corporate Secretary
PH: 203-373-2211
FX: 203-373-3131
FX: 203-373-2523
Craig T. Beazer <craig.beazer@ge.com>
Counsel, Corporate & Securities
T (203) 373-2465
F (203) 373-3079
Eliza Fraser <eliza.fraser@ge.com>

3 [number to be assigned by GE] – Independent Board Chairman

RESOLVED: The shareholders request our board of directors to adopt a policy that, whenever possible, the chairman of the board of directors shall be an independent director (by the standard of the New York Stock Exchange), who has not previously served as an executive officer of the

Company. This policy should be implemented so as not to violate any contractual obligations in effect when this resolution is adopted.

I believe:
• The role of the CEO and management is to run the company.
• The role of the Board of Directors is to provide independent oversight of management and the CEO.
• There is a potential conflict of interest for a CEO to be her/his own overseer while managing the business.

Numerous institutional investors recommend separation. For example, CalPERS encourages separation, even with a lead director in place.

In 2009, Yale University's Millstein Center for Corporate Governance and Performance published a "Chairing the Board" Policy Briefing arguing the case for a separate, independent Board Chair.

The report was prepared in conjunction with the "Chairmen's Forum" composed of a group of Directors. "A separate CEO and Chairman should improve corporate performance and lead to more competitive compensation practices," said Gary Wilson, former Chairman at Northwest Airlines, a Yahoo Director and a member of the Forum.

The report stated that chairing and overseeing the Board is a time intensive responsibility and that a separate Chair leaves the CEO free to manage the company and build effective business strategies.

An independent Chair also avoids conflicts of interest and improves oversight of risk. Any conflict in this role is reduced by clearly spelling out the different responsibilities of the Chair and CEO.

Many companies have independent Chairs. By 2008 nearly 39% of the S&P 500 companies had boards that were not chaired by their chief executive. An independent Chair is the prevailing practice in the United Kingdom and many international markets.

Shareholder resolutions urging separation of CEO and Chair averaged 36% support in 2009 at 30 companies, an indication of strong and growing investor support.

Companies are recognizing increasingly that separating the Chair of the Board and Chief Executive Officer is a sound corporate governance practice. An independent Chair and vigorous Board can improve focus on important ethical and governance matters, strengthen accountability to shareowners and help forge long-term business strategies that best serve the interests of shareholders, consumers and the company.

I urge a vote FOR this resolution. An independent Chair can enhance investor confidence in our Company and strengthen the integrity of the Board.

Craig T. Beazer
Counsel, Corporate & Securities

General Electric Company
3135 Easton Turnpike
Fairfield, Connecticut 06828

T: 203 373 2465
F: 203 373 3079
Craig.Beazer@ge.com

October 26, 2009

VIA OVERNIGHT MAIL
Helen Quirini

FISMA & OMB Memorandum M-07-16

Dear Ms. Quirini:

I am writing on behalf of General Electric Company (the "Company"), which received on October 22, 2009, your shareowner proposal entitled "Independent Board Chairman" for consideration at the Company's 2010 Annual Meeting of Shareowners (the "Proposal").

The Proposal contains certain procedural deficiencies, which Securities and Exchange Commission ("SEC") regulations require us to bring to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that shareowner proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareowner proposal was submitted. The Company's stock records do not indicate that you are the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received proof that you have satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company.

To remedy this defect, you must submit sufficient proof of your ownership of the requisite number of Company shares. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted, you continuously held the requisite number of Company shares for at least one year; or

- if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that you continuously held the requisite number of Company shares for the one-year period.

The SEC's rules require that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at General Electric Company, 3135 Easton Turnpike, Fairfield, CT 06828. Alternatively, you may transmit any response by facsimile to me at (203) 373-3079.

If you have any questions with respect to the foregoing, please contact me at (203) 373-2465. For your reference, I enclose a copy of Rule 14a-8.

Sincerely,

Craig T. Beazer

Craig T. Beazer

Enclosure

Shareholder Proposals – Rule 14a-8

§240.14a-8.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**
A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**
Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**
The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked , or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?** Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) *Improper under state law*: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;
Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law*: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;
Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules*: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest*: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance*: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority*: If the company would lack the power or authority to implement the proposal;

(7) *Management functions*: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;*

(9) *Conflicts with company's proposal*: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;
Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented*: If the company has already substantially implemented the proposal;

(11) *Duplication*: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions*: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends*: If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**
Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) **Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote

against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

-----Original Message-----
From: olmsted [mailto:***FISMA & OMB Memorandum M-07-16***
Sent: Monday, November 09, 2009 9:41 PM
To: Beazer, Craig T (GE, Corporate)
Cc: Fraser, Eliza (GE, Corporate)
Subject: Rule 14a-8 Broker Letter - Helen Quirini (GE)

GENWORTH FINANCIAL SECURITIES CORPORATION
PO Box 968009
Schaumburg, IL 60196-8009

October 31, 2009

To Whom It May Concern,

Helen Quirini, ***FISMA & OMB Memorandum M-07-16*** has continuously owned at least 100 shares of General Electric Company Common Stock (Symbol "GE") since October 1, 2005.

Genworth Financial Securities Corporation has been the record holder for these shares of General Electric Company Common Stock for this entire period.

Rudolph J. Quirini

Rudolph J. Quirini
Registered Representative #4923
Genworth Financial Securities Corporation

From: Fraser, Eliza (GE, Corporate)
Sent: Monday, November 09, 2009 3:37 PM
To: Beazer, Craig T (GE, Corporate)
Subject: FW: Rule 14a-8 Broker Letter Helen Quirini

fyi.....

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Monday, November 09, 2009 3:28 PM
To: undisclosed-recipients
Subject: Fwd: Rule 14a-8 Broker Letter Helen Quirini

Kevin D. Mahar

-----Original Message-----
From: John Chevedden ***FISMA & OMB Memorandum M-07-16***
To: ***FISMA & OMB Memorandum M-07-16***
Cc: Helen Quirini ***FISMA & OMB Memorandum M-07-16***
Sent: Mon, Nov 9, 2009 11:11 am
Subject: Rule 14a-8 Broker Letter Helen Quirini

Kevin, Can you email Helen's attached broker letter to GE:

Craig T. Beazer <craig.beazer@ge.com>
Eliza Fraser <eliza.fraser@ge.com>

With no trace that I was involved. Thank you.
John

Subject line: Rule 14a-8 Broker Letter Helen Quirini

GENWORTH FINANCIAL SECURITIES CORPORATION
PO Box 968009
Schaumburg, IL 60196-8009

October 31, 2009

To Whom It May Concern,

Helen Quirini, ***FISMA & OMB Memorandum M-07-16*** has continuously owned at least 100 shares of General Electric Company Common Stock (Symbol "GE") since October 1, 2005.

Genworth Financial Securities Corporation has been the record holder for these shares of General Electric Company Common Stock for this entire period.

Rudolph J. Quirini
Registered Representative #4923
Genworth Financial Securities Corporation

J. R. IMMELT
NOV 3 2009

IUE-CWA Local 201 Lynn, MA
A Force For Working Families AFL-CIO

112 Exchange St., Lynn, MA 01901

FAX # (781) 595-8770 **PHONE #** (781) 598-2760

FAX

TO: Mr. Jeffrey Immelt

FROM: Kevin D. Mahar

DATE: Nov 3, 2009 FAX #:

NUMBER OF PAGES (Including cover page) 2

NOTES:

please process

Kevin D. Mahar

FISMA & OMB Memorandum M-07-16

J. R. IMMELT
NOV 3 2009

November 3, 2009

Mr. Jeffrey Immelt
Chairman
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

Rule 14a-8 Proposal

Dear Mr. Immelt,

This is notice that I am a co-filer of Ms. Helen Quirini's rule 14a-8 proposal for the 2010 annual meeting. Ms. Quirini agreed that I am a co-filer of her rule 14a-8 proposal.

I meet and will continue to meet the Rule 14a-8 requirements including my continuous ownership of the required stock value until after the date of the 2010 shareholder meeting and presentation of my proposal at the annual meeting.

Your consideration of this proposal is appreciated in support of the long-term performance of our company.

Sincerely,

Kevin D Mahar
Name

cc: Brackett B. Denniston III
Corporate Secretary
PH: 203-373-2211
FX: 203-373-3131
FX: 203-373-2523
Eliza Fraser <eliza.fraser@ge.com>

Exhibit B

FREDERICK LEBER
FISMA & OMB Memorandum M-07-16

FISMA & OMB Memorandum M-07-16

October 26, 2009

RECEIVED
OCT 28 2009
B. B. DENNISTON III

Brackett Denniston, III
Secretary
General Electric Company
3135 Easton Turnpike
Fairfield CT 06828

Dear Mr. Denniston,

I submit the attached for inclusion in the 2010 Proxy Statement. As custodian for my minor son I own sufficient shares to meet the SEC standards and intend to own them through the date of next year's Annual Meeting.

Sincerely,

Frederick S. Leber
as Custodian for Clint V. Leber UTMA MA

RESOLVED:

That the Board of Directors take the actions necessary to separate the roles of the Chairman and the CEO. Effective with the 2011 election of Directors the Chairman will be elected annually by the Board from the ranks of its independent Directors. This practice will continue until 2015 when the Board will evaluate the organizational structure and may vote to return to having a combined Chairman/CEO.

STATEMENT:

This change is proposed in order to address the growing complexity of the Company and the increasing interdependency of the world economy, and to advance the Company's expressed desire for a more independent Board. A number of major corporations have recently moved in this direction, e.g., Xerox, Bank of America, John Deere, General Motors and Proctor and Gamble. Executives of both John Deere and Proctor and Gamble currently serve on our Board.

submitted by:
FREDERICK S LEBER
as Custodian for Clint V. Leber UTMA MA

Exhibit C

November 2, 2009

BY OVERNIGHT DELIVERY AND FAX
(203-373-2294)

RECEIVED
NOV 03 2009
B. B. DENNISTON III

Mr. Brackett B. Denniston III
Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, Connecticut 06828

RE: Trowel Trades S&P 500 Index Fund

Dear Mr. Denniston:

In our capacity as Trustee of the Trowel Trades S&P 500 Index Fund (the "Fund"), I write to give notice that pursuant to the 2009 proxy statement of General Electric Company (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2010 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting.

A letter from the Fund's custodian documenting the Fund's continuous ownership of the requisite amount of the Company's stock for at least one year prior to the date of this letter is being sent under separate cover. The Fund also intends to continue its ownership of at least the minimum number of shares required by the SEC regulations through the date of the Annual Meeting.

I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the attached Proposal. I declare the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally.

Please direct all questions or correspondence regarding the Proposal to the attention of Jake McIntyre, Assistant to the Secretary Treasurer, International Union of Bricklayers, at 202-383-3263.

Sincerely,

Cheryl A. Derezinski
Senior Vice President
Comerica Bank & Trust, National Association, Trustee of the Fund

Enclosure

132

RESOLVED: The shareholders of General Electric Company ("Company") urge the Board of Directors to amend the Company's by laws, effective upon the expiration of current employment contracts, to require that an independent director—as defined by the rules of the New York Stock Exchange ("NYSE")—be its Chairman of the Board of Directors. The amended by laws should specify (a) how to select a new independent chairman if a current chairman ceases to be independent during the time between annual meetings of shareholders, and (b) that compliance is excused if no independent director is available and willing to serve as chairman.

SUPPORTING STATEMENT

The wave of corporate scandals at such companies as Enron, WorldCom and Tyco resulted in renewed emphasis on the importance of independent directors. For example, both the NYSE and the NASDAQ have adopted new rules that would require corporations that wish to be traded on them to have a majority of independent directors.

Unfortunately, having a majority of independent directors alone is clearly not enough to prevent the type of scandals that have afflicted Enron, WorldCom and Tyco. All of these corporations had a majority of independent directors on their boards when the scandals occurred.

All of these corporations also had a Chairman of the Board who was also an insider, usually the Chief Executive Officer ("CEO"), or a former CEO, or some other officer. We believe that no matter how many independent directors there are on a board, that board is less likely to protect shareholder interests by providing independent oversight of the officers if the Chairman of that board is also the CEO, former CEO or some other officer or insider of the company.

We also believe that it is worth noting that many of the companies that were embroiled in the financial turmoil stemming from the recent crisis in the financial services industry–Bank of America, Citigroup, Merrill Lynch, Morgan Stanley, Wachovia and Washington Mutual did not have an independent Chairman of the Board of Directors.

We anticipate that the Company will argue that since it has a Lead Director there is no need for an independent director being Chairman. We disagree and note that the companies cited above as being embroiled in the financial turmoil in the financial services industry all had some form of Lead Director position. In our opinion, the position of Lead Director is not an adequate substitute for an independent director having the full powers and authority of the Chairman for providing oversight of the Company's officers.

We respectfully urge the board of our Company to change its corporate governance structure by having an independent director serve as its Chairman.

Exhibit D

Craig T. Beazer
Counsel, Corporate & Securities

General Electric Company
3135 Easton Turnpike
Fairfield, Connecticut 06828

T: 203 373 2465
F: 203 373 3079
Craig.Beazer@ge.com

November 3, 2009

VIA OVERNIGHT MAIL
Frederick S. Leber

FISMA & OMB Memorandum M-07-16

Dear Mr. Leber:

I am writing on behalf of General Electric Company (the "Company"), which received on October 28, 2009, a shareowner proposal submitted by you, custodian for Clint V. Leber (the "Proponent"), for consideration at the Company's 2010 Annual Meeting of Shareowners (the "Proposal").

The Proposal contains certain procedural deficiencies, which Securities and Exchange Commission ("SEC") regulations require us to bring to the Proponent's attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that shareowner proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareowner proposal was submitted. The Company's stock records do not indicate that the Proponent is the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received proof that the Proponent has satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company.

To remedy this defect, the Proponent must submit sufficient proof of the Proponent's ownership of the requisite number of Company shares. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of the Proponent's shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted, the Proponent continuously held the requisite number of Company shares for at least one year; or

- if the Proponent has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the Proponent's ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the Proponent continuously held the requisite number of Company shares for the one-year period.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at General Electric Company, 3135 Easton Turnpike, Fairfield, CT 06828. Alternatively, you may transmit any response by facsimile to me at (203) 373-3079.

If you have any questions with respect to the foregoing, please contact me at (203) 373-2465. For your reference, I enclose a copy of Rule 14a-8.

Sincerely,

Craig T. Beazer

Craig T. Beazer

Enclosure

Shareholder Proposals – Rule 14a-8

§240.14a-8.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**
A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**
Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**
The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked , or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?** Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) *Improper under state law*: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;
Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law*: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;
Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules*: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest*: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance*: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority*: If the company would lack the power or authority to implement the proposal;

(7) *Management functions*: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;*

(9) *Conflicts with company's proposal*: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;
Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented*: If the company has already substantially implemented the proposal;

(11) *Duplication*: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions*: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends*: If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**
Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) **Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote

against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

Exhibit F

FREDERICK LEBER
FISMA & OMB Memorandum M-07-16

FISMA & OMB Memorandum M-07-16

November 5, 2009

Craig T Beazer
Corporate & Securities
General Electric
3135 Easton Turnpike
Fairfield CT 06828

Dear Mr Beazer,

Thank you for your letter dated November 3 regarding my shareholder proposal, which you received October 28. You informed me that I must submit proof of continuous ownership of sufficient number of shares to satisfy SEC Rule 14a-8(b).

I am enclosing an Ameritrade statement for 11/01/08-11/30/08 showing the ownership of 373 shares in that account and also the 10/01/09-10/31/09 statement [the most recent] showing the ownership of 453 shares. At no intervening time have there been less than 373 shares in this account, i.e., the value has at all times exceeded $2,000.

I trust this satisfies the SEC requirement. Please let me know if you require any additional information.

Sincerely yours,